Exhibit No. 99.1
SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:
SATMEX TO HOST CONFERENCE CALL TO PROVIDE UPDATE AND DISCUSS Q2 2011 RESULTS
Mexico, D.F. August 9, 2011 — Satmex announced plans to hold a conference call on August 11, 2011 beginning at 11:00 hrs (Central Time) 12:00 hrs (Eastern Time).
CEO Patricio Northland and CFO Rene Moran Salazar will provide a business update and discuss Q2 2011 results.
The dialing instructions for the call are:

Mexico City:	+52 (55) 2881-4610
Elsewhere in Mexico:	01800-083-2009
USA:	1866-856-4919
Canada:	1866-947-8270
Germany:	0800-182-5098
Spain:	900-838-032
France:	0800-918-206
United Kingdom:	0800-169-5831

Conference Access Code:	93523
Web page: http://www.satmex.com/satmex.php?sid=104
Satélites Mexicanos, S.A. de C.V. is a significant provider of fixed satellite services (“FSS”) in the Americas, with coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites during a period of over 25 years. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve our entire coverage footprint utilizing a single satellite connection.
Contact information:
Pablo Manzur y Bernabeu +52 (55) 2629 5800
Disclaimer
This conference call will be recorded for legal purposes.